Exhibit 21

Subsidiaries of AngioDynamics, Inc.

Subsidiary	State of Incorporation or Organization
NM Holding Company, Inc.	Delaware
Navilyst Medical Holdings, Inc.	Delaware
Navilyst Medical, Inc.	Delaware
AngioDynamics UK Limited	United Kingdom
AngioDynamics Netherlands B. V.	Netherlands
RITA Medical Systems, LLC	Delaware
RITA Medical Systems, France, SARL	France